SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 23, 2003**

Commission File Number	Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification Number
0-33207	**GREAT PLAINS ENERGY INCORPORATED** (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 64106 (816) 556-2200 NOT APPLICABLE (Former name or former address, if changed since last report)	43-1916803
1-707	**KANSAS CITY POWER & LIGHT COMPANY** (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 64106 (816) 556-2200 NOT APPLICABLE (Former name or former address, if changed since last report)	44-0308720

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

(c) <u>Exhibit No</u>.

99   Press release issued by Great Plains Energy Incorporated on July 23, 2003, announcing 2003 second quarter earnings information and affirming 2003 earnings guidance.

ITEM 9.   REGULATION FD DISCLOSURE (INFORMATION PROVIDED UNDER ITEM 12 – RESULTS OF OPERATIONS AND FINANCIAL CONDITION).

The information contained in this report is being furnished pursuant to Item 12 under Item 9 of this Form 8-K in accordance with SEC Release No. 34-47583.

On July 23, 2003, Great Plains Energy Incorporated issued a press release announcing 2003 second quarter earnings information and affirming 2003 earnings guidance. A copy of the press release is attached to this report on Form 8-K as Exhibit 99.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED

/s/Jeanie Sell Latz
_____
Jeanie Sell Latz
Executive Vice President-Corporate and Shared Services and Secretary

KANSAS CITY POWER & LIGHT COMPANY

/s/Jeanie Sell Latz
_____
Jeanie Sell Latz
Secretary

Date: July 24, 2003